DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Laura Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

April 16, 2009

VIA COURIER AND EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 7 to Form S-11
Commission File No. 333-140887

Dear Ms. Garnett:

Attached is a courtesy copy of the above-referenced filing.  Behringer Harvard Opportunity REIT II is filing this post-effective amendment to update information pursuant to Section 10(a)(3) of the Securities Act.

This post-effective amendment includes a re-write of Behringer Harvard Opportunity REIT II’s base prospectus and a quarterly supplement that presents, among other items, (i) summary information with respect to Behringer Harvard Opportunity REIT II’s portfolio (please note that no acquisitions have been made during the last three months); (ii) selected financial data for the year ended December 31, 2008; (iii) information with respect to distributions; and (iv) information with respect to fees earned by and expenses reimbursable to Behringer Harvard Opportunity REIT II’s advisor and dealer manager.

Please note that Behringer Harvard Opportunity REIT II is taking advantage of the revisions to Form S-11 that allow issuers that have filed an annual report for their most recently completed fiscal year and that are current in their Exchange Act reporting obligations to incorporate by reference previously filed Exchange Act reports.   To that end, Behringer Harvard Opportunity REIT II has incorporated by reference, among other filings, its Annual Report on Form 10-K, the Form 8-K/A containing the financial statements related to its significant property acquisition and the Form 8-K filed on April 16, 2009 containing the year end 2008 prior performance tables and prior performance summary required by Industry Guide 5.  For your reference, we are also attaching a copy of the April 16, 2009 Form 8-K with the prior performance tables.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2025.

Very truly yours,

/s/ Laura Sirianni
Laura Sirianni